# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SmartStop Self Storage REIT, Inc., CIK 0001585389
CUSIP: 83192D402
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10 Terrace Road, Ladera Ranch, California (CA), 92694
Date of event which requires filing of this statement: 04/04/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-036105
Filed by CIK 0001289490

## Reporting persons
- Extra Space Storage Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ESS Holdings Business Trust I: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Extra Space Storage LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SmartStop Self Storage REIT, Inc.
Address of issuer's principal executive offices: 10 Terrace Road, Ladera Ranch, CA, 92694

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Extra Space Storage Inc.
ESS Holdings Business Trust I
Extra Space Storage LP
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2795 East Cottonwood Parkway, Suite 300, Salt Lake City, UT 84121.
Citizenship: Extra Space Storage Inc. was established under the laws of the State of Maryland. ESS Holdings Business Trust I was established under the laws of the Commonwealth of Massachusetts. Extra Space Storage LP was established under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of April 4, 2025, the Reporting Persons do not beneficially own any shares of Common Stock.
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement (previously filed).

## Signatures
- Extra Space Storage Inc.: /s/ Gwyn McNeal, Gwyn McNeal, Executive Vice President and Chief Legal Officer (05/13/2025)
- ESS Holdings Business Trust I: /s/ Gwyn McNeal, Gwyn McNeal, Trustee (05/13/2025)
- Extra Space Storage LP: /s/ Gwyn McNeal, Gwyn McNeal, Trustee (05/13/2025)